UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, March 11th, 2014

Results for the fiscal year and quarter ended on December 31st, 2013

Pampa Energía S.A. (‘Pampa’ or the ‘Company’) announces the results for the fiscal year and quarter ended on December 31st, 2013.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the fiscal year and quarter ended on December 31, 2013:

Consolidated sales revenues of AR$5,335.0 million [1] for the fiscal year ended on December 31st, 2013, 20.3% lower than the AR$6,695.4 million for the same period of 2012, mainly explained by a decrease of 52.2% (AR$1,891.9 million) in the generation segment, partially offset by increases of 15.6% (AR$463.5 million) in distribution and 11.5% (AR$21.6 million) in holding and others segments.

Adjusted consolidated EBITDA [2] of AR$(484.5) million, compared to AR$182.9 million for the same period of 2012, mainly due to decreases of AR$130.8 million in generation and AR$673.4 million in distribution, which were partially offset by increases of AR$108.5 million in the transmission segment and AR$28.2 million in holding and others.

Consolidated profit of AR$614.8 million during the fiscal year ended on December 31, 2013, of which a gain of AR$286.1 million are attributable to the owners of the Company, compared to a AR$649.7 million loss attributable to the owners of the Company in the same period of 2012, mainly explained by a higher profit of AR$832.7 million from distribution segment, due to the application in May 2013 of SE Resolution No. 250/13 and its extension in November 2013 through SE Note No. 6,852/13.

Buenos Aires Stock Exchange Ticker: PAMP

New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares

For further information, contact:

Ricardo Torres
Co-CEO

Mariano Batistella
Special Projects, Planning and
Investor Relations Officer

Lida Wang
Investor Relations and
Special Projects Associate

Tel +54-11-4809-9500

investor@pampaenergia.com
www.pampaenergia.com/ri

1 Under the International Financial Reporting Standards (‘IFRS’), we no longer consolidate the Transmission segment, and our net income in said segment is shown in the line ‘Results for participation in joint businesses’. For more information, please refer to section 4 of this Earnings Release.

2 Adjusted consolidated EBITDA represents the consolidated results for continuing activities before net financial results, income taxes, depreciation, amortization, reserve directors options, one-time income and expenses, and non-controlling interests, including PUREE proceeds, other non-accrued collections, and other adjustments related to IFRS. For more information, please refer to section 4 of this Earnings Release.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	1

Main Results for the Fourth Quarter of 2013 3:

Consolidated sales revenues of AR$1,376.3 million for the quarter ended on December 31, 2013, 12.5% lower than the AR$1,573.1 million for the same period of 2012, mainly explained by a decrease of 37.1% (AR$269.6 million) in the generation segment, partially offset by increases of 7.6% (AR$61.5 million) in distribution and 40.2% (AR$19.2 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$(103.8) million,  compared to AR$(15.3) million in the same period of 2012, mainly due to decreases of AR$230.4 million in distribution and AR$9.5 million in holding and others segment, which was partially offset by increases of AR$88.0 million in generation and AR$63.3 million in transmission segment.

Consolidated loss of AR$124.3 million in the fourth quarter ended on December 31, 2013, of which AR$98.6 million are attributable to the owners of the Company, compared to a AR$268.3 million loss attributable to the owners of the Company in the same period of 2012.

3 The financial information presented in this document for the quarters ended on December 31, 2013 and of 2012 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina corresponding to the fiscal year ended on December 31, 2013 and of 2012, and the nine-month periods ended on September 30, 2013 and of 2012.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	2

1.     Relevant Events

1.1 |  Debt Securities Transactions by Pampa’s Subsidiaries

1.1.1 Issuance of Bond Notes by Central Térmica Güemes (‘CTG’)

Under the bond Program (simple, non-convertible to equity) up to an amount of US$50 million or its equivalent in other currencies, on March 6, 2014, CTG issued bond Series IV, with a par value of AR$60.1 million at a private Badlar interest rate plus 5% margin. Principal will be paid in two equal and consecutive installments of 50% each, scheduled on the dates of June 6, 2016 and September 6, 2016. Interest will be paid on a quarterly basis. Funds from this issuance will be destined to debt’ refinancing.

1.1.2 CTG Syndicated Loan

On December 20, 2013, under the terms of a syndicated loan, CTG refinanced the outstanding credit lines for AR$79 million, which main conditions were:

•           Applicable rates for tranche A of AR$61.3 million at BADCOR plus a margin of 500 basis points, and for tranche B of AR$17.4 million, at fixed interest rate of 29%;

•           The syndicated loan shall be amortized in ten consecutive and quarterly payments, the first beginning six months as from the amendment date. The first seven payments shall be made for an amount equal to 60.96% of the loan principal; the eighth and ninth payments, for an amount equal to 25.4%, and the last one shall be made thirty-three months as from the amendment date.

1.2 |  Results in Petrolera Pampa’s Capital Increase

Between December 20, 2013 and January 8, 2014 Petrolera Pampa opened the period to exercise preemptive subscription and accrual rights up to 59.7 million of new book-entry common stock, each with a par value of AR$1 and subject to the one-share one-vote rule, at a subscription price of AR$1.675 for each new share. As a result of the underwriting procedure, total subscription amounted to 59.7 million shares, of which 17.8 million new shares accounted for preemptive rights, and 41.9 million new shares for accrual rights. On January 14, 2014, Petrolera Pampa began trading its BCBA-listed shares under ticker symbol PETR.

Funds from new share subscriptions will be used for (i) investing in physical assets located in Argentina; (ii) paying up working capital; (iii) refinancing; and/or making capital contributions to Petrolera Pampa subsidiaries or affiliates, the proceeds of which shall exclusively be applicable for such purposes.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	3

1.3 |  Relevant Events on Pampa’s Subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)

1.3.1 SE Note No. 6,852/13

On November 6, 2013, the Secretariat of Energy (“SE”) issued SE Note No. 6,852/13, extending the provisions regarded within SE Resolution No. 250/13, which was issued on May 7, 2013.

Therefore, during the fourth quarter of 2013 Edenor presented its Financial Statements showing additional revenues for recognition of higher MMC costs for AR$723.6 million, and net interest for AR$24.6 million, corresponding to the implementation of SE Note No. 6,852/13.

1.3.2 Ministry of Federal Planning, Public Investment and Services Ministry (‘MinPlan’) Resolution No. 3/2014 and Resolution No. 266/14

On January 3, 2014, MinPlan Resolution No. 3/2014 was issued, providing that investments to be made with funds from the FOCEDE created by ENRE Resolution No. 347/2012 will be authorized by the MinPlan Coordination and Compliance Control Deputy Secretary’s Office, which will give the necessary instructions for the execution and completion of works and investments to be made with FOCEDE funds.

Resolution No. 266/14 of January 24, 2014 provided for the creation of a technical commission with the duty to participate and advise the Coordination and Compliance Control Deputy Secretary’s Office on the technical, economic, and any other aspects concerning investments to be made with FOCEDE funds. This commission shall consist of three representatives, one from ENRE, one from the Secretariat of Energy, and one from the Secretariat of Public Works, the latter two reporting to the MinPlan; also being invited as members the Ministry of Economy and Public Finance, as well as the Auditor General’s Office (‘SIGEN’).

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2.     Financial Highlights

2.1 |  Consolidated Balance Sheet (AR$ Million)

	As of 12.31.13	As of 12.31.12
ASSETS
Participation in joint businesses	188.6	192.3
Participation in associates	134.8	132.5
Property, plant and equipment	6,902.7	6,019.4
Intangible assets	901.8	1,798.5
Biological assets	1.9	2.0
Financial assets with a results changing fair value	432.7	303.8
Deferred tax assets	63.2	87.5
Trade receivable and other credits	366.7	421.1
Total non-current assets	8,992.5	8,957.1

Assets on construction	-	84.5
Biological assets	0.6	0.5
Inventories	113.7	107.3
Trade receivable and other credits	2,257.9	1,541.5
Financial assets with a results changing fair value	844.3	236.6
Cash and cash equivalents	341.7	156.6
Total current assets	3,558.1	2,127.1

Assets classified as held for sale	12.0	235.2

Total assets	12,562.6	11,319.5

	As of 12.31.13	As of 12.31.12
EQUITY
Share capital	1,314.3	1,314.3
Share premium	263.5	1,018.4
Director's options reserve	259.4	250.4
Retained earnings	286.1	(771.8)
Other comprehensive result	(24.4)	(10.8)
Equity attributable to owners of the parent	2,098.9	1,800.5

Non-controlling interests	776.0	529.8

Total equity	2,874.8	2,330.3

LIABILITIES
Accounts payable and other liabilities	1,295.9	2,230.3
Borrowings	2,924.5	2,218.5
Deferred revenues	33.7	264.4
Salaries and social security payable	26.0	17.5
Defined benefit plan obligations	136.5	120.9
Deferred tax liabilities	416.6	625.4
Tax payable	150.1	61.5
Provisions	90.3	86.4
Total non-current liabilities	5,073.5	5,624.9

Accounts payable and other liabilities	3,098.6	1,688.0
Borrowings	753.6	790.9
Salaries and social security payable	501.4	447.9
Defined benefit plan obligations	8.6	21.8
Tax payable	239.7	248.1
Provisions	12.4	11.7
Total current liabilities	4,614.2	3,208.4

Liabilities classified as held for sale	-	155.8

Total liabilities	9,687.7	8,989.2

Total liabilities and equity	12,562.6	11,319.5

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	5

2.2 |  Consolidated Income Statements (AR$ Million)

	Full Year		4th Quarter

	2013	2012	2013	2012
Sales revenue	5,335.0	6,695.4	1,376.3	1,573.1
Cost of sales	(5,598.6)	(6,355.8)	(1,435.5)	(1,526.3)

Gross profit	(263.6)	339.6	(59.2)	46.8

Selling expenses	(635.4)	(414.0)	(185.5)	(109.0)
Administrative expenses	(564.4)	(463.3)	(182.5)	(133.0)
Other operating income	466.2	196.4	186.0	15.5
Other operating expenses	(211.5)	(203.9)	(63.4)	(83.0)
Results for participation in joint businesses	(4.8)	(31.0)	5.6	(12.6)
Results for participation in associates	2.2	2.3	0.8	4.3
Impairment of property, plant and equipment	-	(108.3)	-	-

Operating income before Res. No. 250/13 and Note SE No. 6,852/13	(1,211.2)	(682.3)	(298.3)	(270.9)

Higher Costs Recognition – Res. No. 250/13 and Note SE No. 6,852/13	2,933.1	-	720.4	-

Operating income	1,721.9	(682.3)	422.2	(270.9)

Financial income	337.6	143.3	53.0	40.8
Financial costs	(815.7)	(501.9)	(216.1)	(174.2)
Other financial results	(510.8)	(203.0)	(272.8)	(51.9)
Financial results, net	(988.9)	(561.7)	(436.0)	(185.3)

Profit before tax	733.0	(1,243.9)	(13.8)	(456.2)

Income tax and minimum expected profit tax	8.7	133.3	(110.5)	59.5

Net income for continuing operations	741.6	(1,110.6)	(124.3)	(396.7)

Discontinued operations	(126.9)	31.1	0.0	(36.5)

Net income for the period	614.8	(1,079.6)	(124.3)	(433.2)

Attributable to:
Owners of the Company	286.1	(649.7)	(98.6)	(268.3)
Continuing operations	371.8	(674.7)	(98.6)	(260.0)
Discontinued operations	(85.7)	25.0	0.0	(8.3)
Non-controlling interests	328.7	(429.9)	(25.7)	(164.9)

Net income for the period attributable to the owners of the Company (AR$ per share):
Basic and diluted income for continuing operations per share	0.2829	(0.5133)	(0.0750)	(0.1978)
Diluted income for continuing operations per share (AR$ per share)	(0.0652)	0.0190	0.0000	(0.0063)
Basic and diluted income for discontinued operations per share	(0.0652)	0.0186	0.0000	(0.0059)

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3.     Operations’ Summary

3.1 |  Generation Segment

The following table shows the performance of Pampa’s generation segment assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG	CTLLL[1]	CPB	CTP[2]
Installed Capacity (MW)	265	388	361	553	620	30	2,217
Market Share	0.8%	1.2%	1.1%	1.8%	2.0%	0.1%	7.1%

Full Year Period
Net Generation FY13 (GWh)	616	421	1,675	1,947	2,229	130	7,018
Market Share	0.5%	0.3%	1.3%	1.5%	1.7%	0.1%	5.4%
Sales FY13(GWh)	833	630	2,268	2,372	2,676	130	8,909

Net Generation FY12 (GWh)	689	441	1,533	2,479	3,265	110	8,516
Variation Net Generation FY13 - FY12	-10.6%	-4.6%	+9.2%	-21.4%	-31.7%	+18.9%	-17.6%
Sales FY12 (GWh)	965	721	2,016	2,769	3,829	110	10,410

Average Price FY13 (AR$ / MWh)	167.3	202.7	222.0	237.3	144.1	n.a.	193.0
Average Gross Margin FY13 (AR$ / MWh)	33.1	27.9	61.4	103.0	(12.0)	n.a.	44.5
Average Gross Margin FY12 (AR$ / MWh)	60.2	49.6	41.3	118.9	1.8	222.2	51.6

Fourth Quarter
Net Generation 4Q13 (GWh)	187	162	550	871	642	43	2,456
Market Share	0.6%	0.5%	1.7%	2.6%	1.9%	0.1%	7.4%
Sales 4Q13(GWh)	213	190	709	933	719	43	2,807

Net Generation 4Q12 (GWh)	252	156	393	521	661	43	2,026
Variation Net Generation 4Q13 - 4Q12	-25.7%	+3.5%	+40.1%	+67.1%	-2.8%	+1.1%	+21.2%
Sales 4Q12 (GWh)	320	221	538	647	770	43	2,539

Average Price 4Q13 (AR$ / MWh)	73.3	128.1	197.0	203.4	104.4	n.a.	158.3
Average Gross Margin 4Q13 (AR$ / MWh)	-31.3	11.8	44.3	160.2	0.0	n.a.	62.8
Average Gross Margin 4Q12 (AR$ / MWh)	61.0	54.9	22.6	53.3	-5.8	151.0	31.6

Note: Gross Margin before amortization and depreciation. ¹ The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW. 2 Due to the merger of CTG with EGSSA and EGSSA Holding, CTG’s average price and gross margin for fiscal year 2013 and 4Q13 considers results for CTP.

The electricity generation for the fourth quarter of 2013 was 21.2% higher than the same period of 2012, mainly as a result of a higher generation in CTLL (+350 GWh) due to the restart of commissioning of the combined cycle on June 2013, in addition to a greater availability at CTG (+158 GWh). Said increases were partially offset by a lower dispatch at HINISA due to lesser water inputs in the area (-65 GWh).

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3.2 |  Distribution Segment

The following table shows a summary of the electricity sales and clients of Edenor:

							Variation
Type of Customer	2013			2012			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
Full Year Period
Residential	9,114	42%	2,418,725	8,663	42%	2,376,981	+5.2%	+1.8%
Commercial	3,609	17%	346,659	3,405	16%	342,189	+6.0%	+1.3%
Industrial	3,458	16%	6,386	3,335	16%	6,144	+3.7%	+3.9%
Wheeling System	4,374	20%	713	4,261	21%	707	+2.7%	+0.8%
Others
Public Lighting	683	3%	22	668	3%	22	+2.1%	-
Shantytowns and Others	436	2%	388	429	2%	379	+1.7%	+2.4%

Total	21,674	100%	2,772,893	20,760	100%	2,726,422	+4.4%	+1.7%

Fourth Quarter
Residential	2,111	39%	2,418,725	2,022	40%	2,376,981	+4.4%	+1.8%
Commercial	945	18%	346,659	869	17%	342,189	+8.7%	+1.3%
Industrial	939	18%	6,386	806	16%	6,144	+16.5%	+3.9%
Wheeling System	1,114	21%	713	1,095	22%	707	+1.7%	+0.8%
Others
Public Lighting	148	3%	22	147	3%	22	+0.2%	-
Shantytowns and Others	96	2%	388	93	2%	379	+3.0%	+2.4%

Total	5,352	100%	2,772,893	5,033	100%	2,726,422	+6.3%	+1.7%

The electricity sold in GWh during the fourth quarter of 2013 rose by 6.3% compared to the same period of 2012, as well as the number of clients of Edenor which rose by 1.7%.

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4.     Analysis of the Fourth Quarter 2013 Results Compared to the Same Period of 2012

Consolidated sales revenues of AR$1,376.3 million for the quarter ended on December 31, 2013, 12.5% lower than the AR$1,573.1 million for the same period of 2012, mainly explained by a decrease of 37.1% (AR$269.6 million) in the generation segment, partially offset by increases of 7.6% (AR$61.5 million) in distribution and 40.2% (AR$19.2 million) in holding and others segment.

Adjusted consolidated EBITDA of AR$(103.8) million,  compared to AR$(15.3) million in the same period of 2012, mainly due to decreases of AR$230.4 million in distribution and AR$9.5 million in holding and others segment, which was partially offset by increases of AR$88.0 million in generation and AR$63.3 million in transmission segment.

Consolidated loss of AR$124.3 million in the fourth quarter ended on December 31, 2013, of which AR$98.6 million are attributable to the owners of the Company, compared to a AR$268.3 million loss attributable to the owners of the Company in the same period of 2012.

Adjusted Consolidated EBITDA Calculation

From January 1, 2012, and according to the CNV requirements for companies in the public offering either by their capital or their bonds, Pampa Energía and certain subsidiaries’ financial statements are published under IFRS standards. The following table shows the calculation of the Adjusted Consolidated EBITDA:

In AR$mm	FY13	FY12	4Q13	4Q12
Consolidated operating income	1,721.9	(682.3)	422.2	(270.9)
Consolidated depreciations and amortizations	380.2	383.0	98.4	108.2
Consolidated EBITDA under IFRS standards	2,102.1	(299.3)	520.5	(162.7)

Adjustments from generation segment:
CTLL's collection from insurance compensation	(245.3)	(133.9)	(122.3)	(0.3)
Revenue recognition from Isolux's CTLL project	(85.2)	-	-	-
Impairment of property, plant and equipment in CPB	-	108.3	-	-
Adjustments from transmission segment:
Instrumental Agreement	45.7	24.0	3.3	6.9
Consolidation effects from participation in joint businesses	96.0	49.6	50.4	17.8
Operating result from transmission segment	0.5	(61.0)	34.2	(13.6)
Depreciations and amortizations from transmission segment	41.9	38.3	10.6	9.5
Results for Fourth Line Project	48.8	41.3	11.1	9.3
Results for participation in joint businesses	4.8	31.0	(5.6)	12.6
Adjustments from distribution segment:
PUREE penalty system	491.9	410.7	153.8	121.7
Delay charges	45.4	25.7	11.7	5.6
Higher Costs Recognition – Res. No. 250/13 and Note N° 6,852/13	(2,933.1)	-	(720.4)	-
Adjustments from holding and others segment:
Results for participation in associates	(2.2)	(2.3)	(0.8)	(4.3)

Consolidated adjusted EBITDA	(484.5)	182.9	(103.8)	(15.3)

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4.1 |  Analysis of Generation Segment

	Full Year			4th Quarter
Generation Segment, Consolidated (AR$mm)	2013	2012	∆ %	2013	2012	∆ %
Sales revenue	1,731.3	3,623.2	-52.2%	457.7	727.3	-37.1%
Cost of sales	(1,425.6)	(3,190.8)	-55.3%	(302.3)	(658.3)	-54.1%

Gross profit	305.7	432.4	-29.3%	155.4	69.0	+125.3%

Selling expenses	(79.7)	(57.2)	+39.3%	(35.6)	(15.9)	+124.0%
Administrative expenses	(139.0)	(150.8)	-7.8%	(39.0)	(44.7)	-12.6%
Other operating income	363.4	138.2	+162.8%	136.9	1.1	NA
Other operating expenses	(45.8)	(39.5)	+16.0%	(16.3)	(12.8)	+26.9%
Impairment of property, plant and equipment	-	(108.3)	-100.0%	-	-	NA

Operating income	404.5	214.9	+88.2%	201.3	(3.3)	NA

Finance income	63.9	74.4	-14.1%	15.8	22.8	-30.9%
Finance costs	(218.1)	(199.8)	+9.1%	(51.6)	(45.6)	+13.1%
Other financial results	(437.5)	(148.1)	+195.5%	(184.1)	(31.2)	NA

Profit before tax	(187.1)	(58.6)	+219.3%	(18.6)	(57.4)	-67.5%

Income tax and minimum expected profit tax	(20.7)	1.1	NA	(90.7)	(1.4)	NA

Total income for the period	(207.8)	(57.5)	+261.3%	(109.3)	(58.8)	+86.1%

Attributable to:
Owners of the Company	(191.9)	(74.8)	+156.7%	(92.5)	(67.6)	+36.8%
Non-controlling interests	(15.9)	17.2	NA	(16.8)	8.9	NA

Adjusted EBITDA	181.7	312.5	-41.8%	112.3	24.3	+362.0%

•         During the fourth quarter of 2013, the gross margin from our generation segment recorded a gross profit of AR$155.4 million, a raise of 125.3% compared to the same period in 2012, mainly due to the restart of commissioning of CTLL’s steam turbine by the end of 2Q13, which energy is sold to CAMMESA under Resolution No. 220/07 scheme.

•         In other operating income, during the 4Q13 we recorded AR$122.3 million collected from insurance companies related to the accident in CTLL, compared to AR$0.3 million during the same period of 2012.

•         The higher AR$165.9 million losses in net financial results compared to 4Q12 mainly responds to a higher net exchange rate difference caused by the devaluation of local currency against US Dollar, as well as the adjustment of the consolidated CAMMESA’s credits at present value for AR$54.1 million.

•         The adjusted EBITDA from our generation segment does not include the amount recovered from insurance companies, nor the accrual of the last milestone payment to CTLL’s contractor, recorded during the 2Q13.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	10

4.2 |  Analysis of Transmission Segment

	Full Year			4th Quarter
Transmission Segment, Consolidated (AR$mm)	2013	2012	∆ %	2013	2012	∆ %
Sales revenue	436.9	264.4	+65.2%	162.6	71.6	+126.9%
Cost of sales	(368.3)	(281.4)	+30.9%	(116.6)	(86.3)	+35.2%

Gross profit	68.6	(17.0)	NA	45.9	(14.6)	NA

Administrative expenses	(79.7)	(64.7)	+23.2%	(20.4)	(19.2)	+6.0%
Other operating income	9.7	4.6	+112.2%	8.7	4.1	+114.4%
Other operating expenses	(0.0)	(0.0)	+10.6%	(0.0)	(0.0)	NA

Operating income	(1.5)	(77.1)	-98.1%	34.2	(29.8)	NA

Finance income	174.5	80.2	+117.5%	56.7	22.4	+152.7%
Finance costs	(62.3)	(50.1)	+24.4%	(17.4)	(11.9)	+45.9%
Other financial results	(111.6)	(34.5)	+223.2%	(54.8)	(15.3)	+257.9%

Profit before tax	(0.9)	(81.5)	-98.9%	18.8	(34.6)	NA

Income tax and minimum expected profit tax	(0.9)	27.1	NA	(6.9)	11.7	NA

Net income for continuing operations	(1.8)	(54.5)	-96.8%	11.9	(22.8)	NA

Discontinuated operations	(3.2)	(2.3)	+38.9%	(0.4)	(0.7)	-50.4%
Adjustment for non-controlling participation in joint businesses	0.0	25.5	-99.9%	(6.0)	10.9	NA

Total income for the period	(4.9)	(31.2)	-84.3%	5.6	(12.6)	NA

Attributable to:
Owners of the Company	(4.9)	(31.2)	-84.3%	5.6	(12.6)	NA
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	135.0	26.4	NA	59.2	(4.0)	NA

•         The fourth quarter of 2013 includes sales for AR$97.5 million corresponding to the application of the Instrumental Agreements signed by SE and ENRE, compared to AR$10.0 million in the same period of 2012.

•         The operating profit of our transmission segment rose by AR$64.1 million compared to the fourth quarter of 2012, mainly due to a higher recognition of retroactive costs explained above, partially offset by a raise in labor costs and higher operating costs.

•         The higher AR$10.7 million losses in net financial results compared to 4Q12 mainly responds to a higher net exchange rate difference caused by the devaluation of local currency against US Dollar, partially offset by higher accrual of interests which corresponds to the application of the Instrumental Agreements, for an amount of AR$43.8 million, compared to AR$10.2 million accrued during the same period of 2012.

•         Adjusted EBITDA includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$3.3 million for the fourth quarter of 2013 vs. AR$6.9 million in the same period of 2012, plus AR$11.1 million for the Fourth Line Project, previously recorded in sales and currently under IFRS standards, in the line of financial results, compared to AR$9.3 million in the same period of 2012.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	11

4.3 |  Analysis of Distribution Segment

	Full Year			4th Quarter
Distribution Segment, Consolidated (AR$mm)	2013	2012	∆ %	2013	2012	∆ %
Sales revenue	3,440.7	2,977.2	+15.6%	872.2	810.7	+7.6%
Cost of sales	(4,119.0)	(3,097.7)	+33.0%	(1,134.0)	(824.1)	+37.6%

Gross profit	(678.3)	(120.5)	NA	(261.8)	(13.4)	NA

Selling expenses	(549.1)	(353.8)	+55.2%	(147.8)	(93.3)	+58.4%
Administrative expenses	(332.6)	(260.3)	+27.8%	(104.0)	(81.9)	+26.9%
Other operating income	62.3	33.7	+84.7%	34.4	5.8	NA
Other operating expenses	(143.4)	(152.8)	-6.1%	(37.7)	(61.6)	-38.7%
Results for participation in joint businesses	0.0	0.0	+62.0%	0.0	0.0	-96.8%

Operating income before Res. SE No. 250/13 and Note SE No. 6,852/13	(1,641.1)	(853.7)	+92.2%	(516.9)	(244.3)	+111.6%

Higher Costs Recognition – Res. No. 250/13 and Note SE No. 6,852/13	2,933.1	-	NA	720.4	-	NA

Operating income	1,291.9	(853.7)	NA	203.5	(244.3)	NA

Finance income	287.1	75.9	+278.2%	43.7	19.9	+119.5%
Finance costs	(565.8)	(273.1)	+107.2%	(155.7)	(125.8)	+23.8%
Other financial results	(425.5)	(217.4)	+95.7%	(192.8)	(81.8)	+135.6%

Profit before tax	587.7	(1,268.3)	NA	(101.3)	(432.0)	-76.6%

Income tax and minimum expected profit tax	49.2	137.0	-64.1%	(12.0)	61.1	NA

Net income for continuing operations	637.0	(1,131.2)	NA	(113.3)	(371.0)	-69.5%

Discontinued operations	(128.9)	14.9	NA	0.0	(52.7)	NA

Total income for the period	508.1	(1,116.4)	NA	(113.3)	(423.7)	-73.3%

Attributable to:
Owners of the Company	163.5	(669.3)	NA	(104.4)	(249.9)	-58.2%
Non-controlling interests	344.6	(447.1)	NA	(8.9)	(173.7)	-94.9%

Adjusted EBITDA	(877.2)	(203.9)	NA	(290.2)	(59.9)	NA

•         During the fourth quarter of 2013, net sales rose by 7.6% compared to 4Q12, mainly due to the application of ENRE Resolution No. 347/2012, which authorized Edenor to collect from its customers a fixed or variable amount, depending on the client category. Regarding this Resolution, during 4Q13 Edenor collected an amount of AR$104.2 million.

•         The cost of sales, administration and selling expenses, and other net operating results excluding energy purchases, rose by 65.5% compared to the fourth quarter of 2012, mainly explained by a rise in operating, labor and third party costs, and an increase in ENRE penalties.

•         The loss incurred by net financial results increased AR$117.1 million in the 4Q13, mainly due to higher interest payable for CAMMESA’s commercial debt, in addition to larger losses by higher net exchange rate difference as a result of local currency devaluation against US Dollar.

•         The adjusted EBITDA in 4Q13 for our distribution segment includes collections carried out by Edenor from its clients in concept of the penalty system (‘PUREE’) of AR$153.8 million and late payment penalty for AR$11.7 million.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	12

4.4 |  Analysis of Holding and Others Segment

	Full Year			4th Quarter
Holding and Others Segment, Consolidated (AR$mm)	2013	2012	∆ %	2013	2012	∆ %
Sales revenue	210.1	188.4	+11.5%	67.1	47.8	+40.2%
Cost of sales	(89.0)	(67.7)	+31.6%	(18.1)	(30.7)	-41.0%

Gross profit	121.0	120.7	+0.2%	49.0	17.2	+185.6%

Selling expenses	(6.6)	(2.9)	+122.4%	(2.1)	0.2	NA
Administrative expenses	(102.7)	(129.1)	-20.4%	(41.3)	(16.2)	+155.4%
Other operating income	40.6	24.4	+66.0%	14.7	8.6	+71.8%
Other operating expenses	(22.2)	(11.7)	+90.1%	(9.4)	(8.6)	+9.3%
Results for participation in associates	2.2	2.3	-2.9%	0.8	4.3	-82.2%

Operating income	32.4	3.8	NA	11.8	5.6	+110.1%

Finance income	7.9	4.8	+64.9%	3.1	3.6	-13.1%
Finance costs	(53.1)	(40.8)	+30.1%	(18.3)	(8.3)	+121.3%
Other financial results	352.1	162.4	+116.8%	104.1	61.2	+70.1%

Profit before tax	339.3	130.2	+160.6%	100.6	62.1	+62.1%

Income tax and minimum expected profit tax	(19.9)	(4.7)	NA	(7.8)	(0.2)	NA

Total income for the period	319.4	125.5	+154.5%	92.8	61.9	+50.0%

Attributable to:
Owners of the Company	319.4	125.5	+154.5%	92.8	61.9	+50.0%
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	76.1	47.9	+58.8%	14.9	24.3	-38.9%

•         During the fourth quarter of 2013, the operating profit from our holding and others segment rose by 110.1% compared to the same period of 2012. This increase is explained by a rise of AR$29.9 million in Petrolera Pampa’s operating income, partially offset by lesser revenues from our generation segment fees.

•         The increase of AR$32.4 million in net financial results of 4Q13 are mainly explained by a larger profit from holdings in CIESA (AR$36.9 million), partially offset by higher losses from net exchange rate difference.

•         The adjusted EBITDA for our holding and others segment does not include the earnings from participation in associates, related to our direct participation in EPCA, holding 10% of Compañía de Inversiones de Energía S.A. (‘CIESA’), the controlling shareholder of TGS.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	13

4.5 |  Full Year Analysis by Subsidiary (AR$ Million)

	Full Year 2013				Full Year 2012
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]
Generation Segment
Diamante	56.0%	0.9	(20.3)	4.0	56.0%	21.8	(19.4)	20.2
Los Nihuiles	47.0%	1.2	(3.7)	(37.3)	47.0%	42.8	(31.0)	15.5
CPB	100.0%	(68.4)	100.7	(116.3)	100.0%	(53.5)	20.0	(101.0)
CTG	90.4%	88.9	140.2	0.2	92.3%	55.2	207.2	(9.0)
CTLL[1]	100.0%	128.1	1,190.5	(87.9)	100.0%	237.1	832.6	12.3
CTP[3]	78.6%	15.5	-	9.1	78.6%	21.3	(6.1)	24.4
Other companies & deletions[4]		15.5	(91.5)	36.3		(12.4)	(44.4)	(37.2)
Total Generation		181.7	1,316.0	(191.9)		312.5	958.9	(74.8)

Transmission Segment
Transener	53.7%	276.7	851.3	(5.6)	26.3%	59.8	630.7	(103.5)
Consolidation adjustment 50%		(138.3)	(425.7)	2.8		(29.9)	(315.4)	51.7
Adjustments & deletions[4]		(3.4)	(19.9)	(2.1)		(3.5)	(20.1)	20.5
Total Transmission		135.0	405.8	(4.9)		26.4	295.3	(31.2)

Distribution Segment
Edenor[1]	53.7%	(868.6)	890.6	772.5	55.4%	(198.9)	1,326.7	(1,018.0)
EASA[1]	100.0%	(27.0)	704.8	(256.7)	100.0%	16.8	485.4	(96.3)
Adjustments & deletions[4]		18.4	(637.7)	(352.3)		(21.8)	(382.7)	445.0
Total Distribution		(877.2)	957.7	163.5		(203.9)	1,429.4	(669.3)

Holding & Others Segment
Petrolera Pampa	100.0%	102.2	213.5	33.1	100.0%	42.9	125.5	(9.0)
Other companies & deletions[4]		(26.2)	5.1	286.4		5.0	102.3	134.5
Total Holding & Others		76.1	218.6	319.4		47.9	227.9	125.5

Deletions		-	(405.8)	-		-	(295.3)	-
Total Consolidated Amounts to the owners of the Company		(484.5)	2,492.2	286.1		182.9	2,616.2	(649.7)

Total Adjusted by Ownership		(92.6)	2,045.7	286.1		229.7	2,009.4	(649.7)

1 Non - consolidated amounts. 2 Net debt includes holding companies. 3 2013 results from CTP corresponds to the first nine-month period, since October 1, 2013 CTP was merged with CTG, thus its 4Q13 results are considered within CTG results. 4 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interests. 5 CTLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	14

4.6 |  Quarterly Analysis by Subsidiary (AR$ Million)

	4th Quarter 2013				4th Quarter 2012
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	Adjusted EBITDA	Net Debt[2]	Net Income[5]
Generation Segment
Diamante	56.0%	(5.6)	(20.3)	0.1	56.0%	7.6	(19.4)	8.3
Los Nihuiles	47.0%	(21.5)	(3.7)	(32.1)	47.0%	14.4	(31.0)	13.8
CPB	100.0%	(11.1)	100.7	(67.5)	100.0%	(17.5)	20.0	(10.0)
CTG	90.4%	24.3	140.2	2.8	92.3%	11.2	207.2	(3.1)
CTLL[1]	100.0%	111.0	1,190.5	(29.1)	100.0%	8.4	832.6	(61.4)
CTP[3]	78.6%	-	-	-	78.6%	6.4	(6.1)	23.5
Other companies & deletions[4]		15.1	(91.5)	33.3		0.0	(44.4)	(38.7)
Total Generation		112.3	1,316.0	(92.5)		24.3	958.9	(67.6)

Transmission Segment
Transener	53.7%	120.4	851.3	24.8	26.3%	2.3	630.7	(44.1)
Consolidation adjustment 50%		(60.2)	(425.7)	(12.4)		(1.2)	(315.4)	22.0
Adjustments & deletions[4]		(1.0)	(19.9)	(6.9)		(5.2)	(20.1)	9.4
Total Transmission		59.2	405.8	5.6		(4.0)	295.3	(12.6)

Distribution Segment
Edenor[1]	53.7%	(287.8)	890.6	(20.0)	55.4%	(50.4)	1,326.7	(393.5)
EASA[1]	100.0%	2.0	704.8	(91.8)	100.0%	4.1	485.4	(32.5)
Adjustments & deletions[4]		(4.4)	(637.7)	7.4		(13.6)	(382.7)	176.0
Total Distribution		(290.2)	957.7	(104.4)		(59.9)	1,429.4	(249.9)

Holding & Others Segment
Petrolera Pampa	100.0%	28.5	213.5	14.2	100.0%	18.2	125.5	(6.2)
Other companies & deletions[4]		(13.7)	5.1	78.6		6.1	102.3	68.1
Total Holding & Others		14.9	218.6	92.8		24.3	227.9	61.9

Deletions		-	(405.8)	-		-	(295.3)	-
Total Consolidated Amounts to the owners of the Company		(103.8)	2,492.2	(98.6)		(15.3)	2,616.2	(268.3)

Total Adjusted by Ownership		48.1	2,045.7	(98.6)		10.2	2,009.4	(268.3)

1 Non - consolidated amounts. 2 Net debt includes holding companies. 3 2013 results from CTP corresponds to the first nine-month period, since October 1, 2013 CTP was merged  by CTG, thus its 4Q13 results are considered within CTG results. 4 The deletions in net debt correspond to inter-companies and debt repurchases, and in Transener’s case the deletion of 50% of its debt as it is consolidated proportionally. The deletions in net income mainly correspond to non-controlling interests. 5 CTLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	15

5.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s fourth quarter 2013 results on Wednesday March 12, 2014 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time.

The hosts will be Mr. Leandro Montero, CFO of Edenor and Mr. Mariano Batistella, Special Projects, Planning Manager and Investor Relations Officer of Pampa. For those interested in participating, please dial 0800-444-2930 in Argentina, +1 (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at: www.pampaenergia.com/ri www.cnv.gob.ar

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 10, 2014

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.